DEREK OIL & GAS CORPORATION

Suite 1550 - 355 Burrard Street

Vancouver, B. C., Canada, V6C 2G8

Tel.. (604) 331-1757

Fax: (604) 669-5193

October 3, 2003

Mr. Basil Smidt

Bateman Engineering Inc.,

12200 East lliff Avenue, Suite 100,

Aurora Denver

Colorado, U.S.A.

80014-1251

Dear Basil:

RE. LAK RANCH PROJECT, WYOMING, U.S.A.

When countersigned by each of the parties, the following will set forth the terms and conditions pursuant to which Derek Oil and Gas Corporation ("Derek") and Bateman Engineering, Inc. ('Bateman") have mutually agreed to defer payment of amounts currently owing by Derek to Bateman:

1.

Bateman will agree to defer payment of US $285,756.74 ($284,220 of principal and US$1,536.74 of interest) (the "Debt") in amounts currently payable by Derek to Bateman until March 31, 2004.

2.

Bateman will receive, and Derek will pay, the sum of US 530,000 by October 31, 2003. This being the balance of interest earned from August 21, 2002 to September 30, 2003.

3.

Bateman will receive and Derek will pay, interest on the Debt at a rate of ten per cent (1 0%) per annum, such interest to be accrued commencing October, 1, 2003.

4.

There are no fixed repayment terms; however all interest and principal is fully due and payable by no later than March 31, 2004. Derek may make interim payments of principal and interest at any time, and may repay all amounts due at any time, without penalty for early repayment. Subsequent interest calculations will then be made on the remaining principal outstanding. Payments by Derek will be make by certified cheque and will be considered effective at the date and time upon which Derek completes the certification process.

5.

As security for the amount deferred, the lien currently granted in favour of Bateman will remain in place.

6.

Derek previously granted Bateman the right to convert the Debt, in whole or in part into common shares of Derek Resources Corporation at a price of Cdn$0.10 per share (Cdn.$0.30 per share for Derek Oil and Gas Corporation) It is acknowledged by both Derek and Bateman that this conversion right expired unexercised September 30, 2003.

7.

In consideration for past deferral of amounts due, Derek granted a permanent, gross overriding royalty on the LAK Ranch Property to Bateman in the amount of US $0.0471 per barrel of oil produced net to Derek's interest. For clarity, it is stated here that this royalty remains in full force and effect.

8.

This Agreement is subject to the prior approval of the TSX Venture Exchange. If you are in agreement with the foregoing, please sign this letter where indicated below and return same to us and we will make the required $US 30,000.00 payment to you and proceed with the required regulatory filings.

Yours truly,

DEREK OIL AND GAS CORPORATION

“Frank Hallam”

Per: Frank Hallam

Acknowledged and Agreed by:

BATEMAN ENGINEERING INC.

“Basil Smidt”

Per: Basil Smidt